Elephant & Castle Group Inc.
1190 Hornby Street
Vancouver, B.C. Canada V6Z 2K5

April 3, 2006

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0510

Re:	Elephant & Castle Group Inc. (the “Company”)
File No. 001-12134
Amendment No. 1 to Form 10-K for the year ended December 26, 2004 (the “2004 Form 10-K”)
Form 10-Q for the Quarterly Period Ended March 27, 2005 (the “first quarter Form 10-Q”).
Form 10-Q for the Quarterly Period Ended June 26, 2005 (the “second quarter Form 10-Q”).
Form 10-Q for the Quarterly Period Ended September 25, 2005 (the “third quarter
Form 10-Q”, together with the Form 10-K and first quarter Form 10-Q, the “Filings”).

Dear Ms. Cvrkel:

          We are responding to your letter dated March 23, 2006 relating to the above-referenced filings. The comments contained in that letter and our responses are set forth below.

          Further to my telephone conversation with Mr. Jeff Jamarillo, I confirm that, as indicated by Mr. Jamarillo we will incorporate the agreed changes and additions within our Form 10-K for the year ended December 25, 2005 (the “2005 Form 10-K”) and will not file a further amendment to our 2004 Form 10-K.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 26, 2004

STATEMENT OF OPERATIONS PAGE 4

SEC COMMENT:

1.

We have reviewed your response to our prior comment 2 in your response letter dated September 23, 2005, but continue to believe additional disclosures are required. Please revise the notes to your financial statements to separately disclose revenues and costs associated with franchisor-owned restaurants. Also to the extent that your initial franchise fees are significant, please segregate these fees from other franchise fee revenues. Additionally, disclosure of the relative contribution to net income of initial franchise fees is desirable if not apparent from the relative amounts of revenue. See paragraphs 22 and 23 of SFAS No. 45 for guidance.

ELEPHANT & CASTLE’S RESPONSE:

We have updated Note 2(a) to our financial statements for the year ended December 25, 2005 (Item 8 of the 2005 Form 10-K) to include separate disclosure of initial franchise fees. The expanded note further clarifies that Income from Restaurant Operations derived from franchise operations is equal to total revenue from franchises. (2005 Form 10-K, Item 8, Page F-8).

2	(a) Franchise fees

The Company recognizes initial fees from the sale of franchises as revenue once the Company has fully complied with its obligations to the new franchisee in providing operational support and training regarding the opening of the restaurant. For the year ended December 25, 2005 such fees were $25. (2004 – $15, 2003 – $71).

Continuing franchise royalties are recognized as revenue as they are earned.

Total revenue from franchises is disclosed as a separate line item within total sales on the Company’s Consolidated Statements of Operations.

The Company has no obligated costs in connection with continuing franchise royalties, but provides ongoing operational support and advice to franchisees. This support is provided by the same operational management teams that supports the Company’s corporately owned restaurants, and as such cannot be separately identified and reported. These costs are included within the Company’s general and administrative expenses, as are the costs associated with marketing and selling new franchises.

Income from restaurant operations derived from franchise operations is therefore equal to total revenue from franchises.

NOTE 16, DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP
AND US GAAP, PAGE 29

SEC COMMENT:

2.

Reference is made to your response to our prior comment 6 in your letter dated September 23, 2005. The total amounts in your analysis of operating items not using cash from statement of consolidated cash flow – US GAAP of US$2,484, $2,156 and $2,804 for the years 2004, 2003 and 2002 respectively do not agree with the amounts disclosed in your “Cash Flow- US GAAP” disclosure in your response to our prior comment 22 in your letter dated May 12, 2005 of $2,111, $2,682 and $2,004 respectively. Please revise these amounts.

ELEPHANT & CASTLE’S RESPONSE:

We have updated Note 16(d) to our financial statements for the year ended December 25, 2005 (Item 8 of the 2005 Form 10-K) to include a statement of cash flows under US GAAP, including an updated analysis of operating items not using cash. (2005 Form 10-K, Item 8, Page F-32).

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (continued)

(d) Statement of cash flows under US GAAP:

	2005	2004	2003

Operating Activities
Net income (loss)	($3,239)	($310)	$1,013
Operating items not using cash
Amortization	1,845	1,508	1,585
Loss (Gain) on Foreign Exchange	679	(831)	(1,903)
Impairment of Long-Lived Assets	181	199	0
Non-Cash Interest	1,998	650	608
Future Income Tax	170	126	0
Other	(568)	991	(308)

Operating Cash Flow	1,066	2,333	995

Changes in Non-Cash Working Capital
Accounts receivable	(150)	(59)	(136)
Inventory	(27)	(51)	8
Deposits and prepaid expenses	268	(442)	116
Accounts payable and accrued liabilities	201	(1,055)	76
	292	(1,607)	64

Cash Provided by Operating Activities	1,358	726	1,059

Investing Activities
Acquisition of property, plant and equipment	(4,495)	(560)	(277)
Acquisition of other assets and pre-opening costs	(521)	0	(176)

Cash Used in Investing Activities	(5,016)	(560)	(453)
Financing Activities
Deferred finance charges	601	(372)	0
Repurchase of shares	0	0	(150)
Proceeds from long-term debt	0	3,842	0
Proceeds from sale of shares	71	93	0
Repayment of long-term debt	(31)	(154)	(488)

Cash Provided by (Used in) Financing Activities	641	3,409	(638)

Inflow (Outflow) of Cash	(3,017)	3,575	(32)
Cash, Beginning of Year	3,970	395	427

Cash, End of Year	$953	$3,970	$395

Reconcilation to cash flow under CDN GAAP
Cash, End of Year under CDN GAAP	$956	$3,981	$410
Less proportional share of cash in joint venture	(3)	(11)	(15)
Cash, End of Year under US GAAP	$953	$3,970	$395

SEC COMMENT:

3.

We note your response to our prior comment 1 in your response dated February 15, 2006, where you have agreed to amend your filing to recognize a US$201 foreign transaction gain in fiscal 2003 for US GAAP purposes, which was not recognized in your 2004 Form 10-K. Along with your proposed disclosure, please reflect the balance sheet impact (i.e. the effect on equity and liabilities) this adjustment had on your balance sheet reconciliation from CDN GAAP to US GAAP.

ELEPHANT & CASTLE’S RESPONSE:

This amendment is an adjustment between deficit and contributed surplus, so there is no impact to total shareholders’ equity (deficit) as shown in the balance sheet reconciliation from CDN GAAP to US GAAP.

SEC COMMENT:

4.

We note your response to prior comment 2(a) in your response letter dated February 15, 2006. Please explain to us why the adjustment for a US $860 debt settlement gain was recognized for US GAAP purposes, but not for CDN GAAP purposes, as reflected in your revised reconciliation of earnings before tax from CDN GAAP to US GAAP. Also, please explain why you did not reflect the impact of this US$860 debt settlement gain adjustment in your revised reconciliation of stockholder’s equity from CDN GAAP to US GAAP or revise accordingly.

ELEPHANT & CASTLE’S RESPONSE:

The US$860 debt settlement gain on foreign exchange arises because the former Junior Notes were treated as a liability under US GAAP and were therefore revalued each year at the period end rate. Under CDN GAAP, these Junior Notes were treated as equity, and accordingly no similar gain on foreign exchange arose under CDN GAAP.

The US$860 gain on foreign exchange under US GAAP for 2003 is part of the US$310 net loss under US GAAP for 2004, and shown in Notes 16(c) and (e) to our financial statements for the year ended December 25, 2005 (2005 Form 10-K, Item 8, Pages F-31 and F-33).

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (continued)

(c) Reconciliation of earnings (loss) reported in accordance with Canadian GAAP and US GAAP.

The financial statements under US GAAP for the years ended December 26, 2004 and December 28, 2003 have been restated to reflect previously undisclosed gains on translation of convertible notes recorded as equity for Canadian GAAP purposes but as a liability under US GAAP. The Company has restated the 2004 financial statements as follows:

	2005	2004	2003

Net income (loss) Canadian GAAP	($3,266)	($888)	$228

Adjustments decreasing (increasing) net income (loss)
Amortization of improvement costs*	218	6	(2)
Dividend on paid-in capital that would be treated
as interest under US GAAP	0	(333)	(347)
Pre-opening costs, expensed under US GAAP	(191)	45	(45)

Net (loss) US GAAP as previously stated	(3,239)	(1,170)	(166)

Restatements decreasing (increasing) net income (loss)
Gain on exchange of junior notes	0	0	201
Gain on translation of convertible notes
using period end rate for US GAAP	0	860	1,023
Amortize set up costs of junior notes	0	0	(45)

Net income (loss) US GAAP as restated	($3,239)	($310)	$1,013

Net income (loss) per common share
Canadian GAAP - Basic	($0.57)	($0.17)	$0.04
US GAAP - Basic	($0.56)	($0.06)	$0.20
Canadian GAAP - Diluted (note 2(i))			$0.03
US GAAP - Diluted (note 2(i))			$0.12

Weighted average number of shares outstanding - basic	5,744,360	5,244,507	5,163,271
Average options outstanding	556,500	577,125	623,375
Average warrants outstanding	5,918,812	1,980,677	2,481,932

Weighted average number of shares outstanding - diluted	12,219,672	7,802,309	8,268,578

* Under US GAAP, amortization of leasehold improvement costs would be restricted to the term of the lease.

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (continued)

(e) Statement of Shareholders’ Equity (Deficit) under US GAAP:

	2005	2004	2003
Common Shares Issued
Beginning balance	$12,999	$12,829	$12,879
Issue of shares
On renegotiation of debenture interest	0	59	0
For services	5	6	11
Purchased by Management	108	106	0
Repurchase and cancellation of shares	0	0	(61)
Ending balance	$13,112	$12,999	$12,829
Contributed Surplus
Beginning balance	$1,081	$0	$0
For issue of warrants	0	1,081	0
Ending balance	$1,081	$1,081	$0
Currency Translation Adjustment
Beginning balance	($2,494)	($2,494)	($1,851)
Deferred gain (loss) incurred during year	0	0	(643)
Ending balance	($2,494)	($2,494)	($2,494)
Deficit
Beginning balance	($14,606)	($14,296)	($15,225)
On cancellation of shares	0	0	(83)
Net income (loss)	(3,239)	(310)	1,012
Ending balance	($17,845)	($14,606)	($14,296)
Total Shareholders' Equity (Deficit)	($6,146)	($3,020)	($3,961)

SEC COMMENT:

5.

Reference is made to your disclosure in Note 2(i) to your December 26, 2004 financial statements. It appears that for CDN GAAP purposes the currency transaction gain or loss related to your US dollar denominated Senior Notes were recognized in net income for 2003 and prior years (the years that your functional and reporting currency was the Canadian dollar) which is consistent with the US GAAP requirements under paragraph 15 of SFAS No. 52. Please confirm that in 2004 when you changed your functional and reporting currency to the US dollar that an offset amount which equals to the prior years accumulated foreign currency transaction gains or losses associated with the US dollar denominated Senior Notes was reflected in net income for the fiscal year ended 2004 for CDN GAAP purposes. If this was not required by CDN GAAP, please reflect this amount as a reconciling item in your net income US GAAP reconciliation with appropriate disclosure as required by paragraph 37 of APB No. 20.

ELEPHANT & CASTLE’S RESPONSE:

It is confirmed that the treatment under CDN GAAP was consistent with that required under US GAAP, so no reconciling item is required.

SEC COMMENT:

6.

Reference is made to your revised Five-Year selected Data – United States GAAP disclosure and your balance sheet reconciliation from CDN GAAP to US GAAP disclosure in your response letter dated February 15, 2006. We note that the amounts for Long term debt (CDN GAAP) and Long term debt (US GAAP) for the years ended 2004 and 2003 do not agree with the amounts in your 2004 Form 10-K. Please provide footnote disclosure explaining the nature of this change and provide all disclosures as required by paragraph 37 of APB No. 20 as applicable.

ELEPHANT & CASTLE’S RESPONSE:

The amounts reported in our 2005 Form 10-K for long term debt (CDN GAAP) for the years 2004, 2003 and 2002 are consistent with those reported in our 2004 Form 10-K. Our 2004 Form 10-K did not include an equivalent tabulation under US GAAP, so the long term debt amounts (US GAAP) as reported in our 2005 Form 10-K are being reported for the first time. As such, we do not believe that any further footnotes or disclosures are required.

SEC COMMENT:

7.

Reference is made to your proposed revised reconciliation from CDN GAAP to US GAAP, and five year selected data, in your letter dated February 15, 2006, to be filed in an amendment to your Form 10-K for the fiscal year ended December 26, 2004. Please provide as part of your revised disclosure a foot note which clearly explains the nature and assumptions used to determine each US GAAP reconciling item and restatement adjustment.

ELEPHANT & CASTLE’S RESPONSE:

Item 6 of the Company’s 2005 Form 10-K has been expanded to include full disclosure of the nature and assumptions used to determine each US GAAP reconciling item and restatement adjustment.

ITEM 6	SELECTED FINANCIAL DATA
(in thousands of US dollars except per share information which is set forth in US dollars)

UNDER CDN GAAP	2005	2004	2003	2002	2001

Sales	$33,045	$28,202	$26,725	$27,716	$30,235
Income from
Restaurant Operations	3,252	2,719	2,740	2,640	3,041
Per share	0.57	0.52	0.53	0.51	0.78
Diluted per share	0.27	0.35	0.33	0.33	0.49

Earnings (loss)
before Income Taxes	(3,008)	(710)	173	(1,514)	192
Per share	(0.52)	(0.14)	0.03	(0.29)	0.05
Diluted per share	n/a	n/a	0.02	n/a	0.03

Net income (loss)	(3,266)	(888)	228	(1,344)	192
Earnings (loss)
per share - basic	($0.57)	($0.17)	$0.04	($0.26)	$0.05
Earnings (loss)
per share - diluted	n/a	n/a	$0.03	n/a	$0.03

Total assets	14,682	15,164	10,677	10,656	13,043
Shareholders'
equity (deficit)	(5,795)	(2,642)	2,470	1,908	3,421
Long-term debt	17,347	15,262	4,622	5,142	6,012
Average shares
outstanding - basic	5,744,360	5,244,507	5,163,271	5,163,354	3,890,000
Average shares
outstanding - diluted	12,219,672	7,802,309	8,268,578	8,085,848	6,164,000

UNDER US GAAP	2005	2004	2003	2002	2001

Sales	$32,431	$27,615	$26,270	$27,716	$30,235
Income from
Restaurant Operations	3,272	2,744	2,677	2,669	2,967
Per share	0.57	0.52	0.52	0.52	0.76
Diluted per share	0.27	0.35	0.32	0.33	0.48

Earnings (loss)
before Income Taxes	(2,981)	(132)	957	(1,810)	(823)
Per share	(0.52)	(0.03)	0.19	(0.35)	(0.21)
Diluted per share	n/a	n/a	0.12	n/a	n/a

Net income (loss) as previously stated	(3,239)	(1,170)	(166)	(1,646)	(362)
Restatements:
Gain on exchange of junior notes	0	0	201	0	0
Gain on translation of convertible notes
using period end rate for US GAAP	0	860	1,023	51	(416)
Amortize set up costs of junior notes	0	0	(45)	(45)	(45)
Net income (loss) as restated	(3,239)	(310)	1,013	(1,640)	(823)
Earnings (loss)
per share - basic	($0.56)	($0.06)	$0.20	($0.32)	($0.21)
Earnings (loss)
per share - diluted	n/a	n/a	$0.12	n/a	n/a

Total assets	12,454	12,876	10,046	9,886	12,025
Shareholders' equity (deficit)
as previously stated	(6,146)	(3,020)	(4,482)	(3,742)	(1,955)
Restatements:
Gain on translation of convertible notes
using period end rate for US GAAP	0	0	(136)	(90)	(45)
Amortize set up costs of junior notes	0	0	657	(365)	(416)
Shareholders' equity (deficit)
as restated	(6,146)	(3,020)	(3,961)	(4,197)	(2,416)

Long-term debt	15,510	13,386	10,327	10,387	10,786
Average shares
outstanding - basic	5,744,360	5,244,507	5,163,271	5,163,354	3,890,000
Average shares
outstanding - diluted	12,219,672	7,802,309	8,268,578	8,085,848	6,164,000

Summary of differences between CDN GAAP and US GAAP for selected financial data

(a) Consolidated statement of operations items

For Canadian GAAP purposes, the Company uses the proportionate method of consolidation to record its one-third ownership stake in the joint venture Elephant & Castle restaurant in San Francisco, CA. For US GAAP purposes, there is no proportional consolidation of sales or costs for such joint ventures. Instead, the Company’s share of profits is recorded as investment income.

For Canadian GAAP purposes, pre-opening costs associated with new store openings are amortized over a period of 12 months commencing at date of opening. For US GAAP purposes, such costs are written off in full as they are incurred.

Improvements to leased premises and property under capital leases are being amortized on a straight-line basis over the term of the lease except for locations opened prior to January 1, 1993. Those improvements are being amortized on the straight-line method over the term of the lease plus the first two renewal options. Under US GAAP, amortization of leasehold improvement costs would be restricted to the term of the lease.

For Canadian GAAP purposes, the GEIPPPII Junior Notes were treated as equity, since the debt was convertible into common shares of the Company at the option of the issuer. For US GAAP purposes these amounts were treated as a liability. Accordingly, the dividends associated with these notes were recorded as other paid-in capital for Canadian GAAP purposes, but as interest costs for US GAAP purposes. In addition, when the GEIPPPII Junior Notes were exchanged for preferred shares in December 2004, the associated gain on foreign exchange was recorded as contributed surplus for Canadian GAAP purposes, but as gain on foreign exchange for US GAAP purposes. Also, the set up costs of the GEIPPPII Junior Notes which were recorded as other paid-in capital for Canadian GAAP purposes, were recorded as a debt set-up cost for US GAAP purposes and were accordingly amortized over the term of the debt. Since these notes were a liability for US GAAP purposes, they were consolidated each year at period end rates, rather than historic rates, resulting in a gain or loss on foreign exchange for US GAAP purposes only.

The impact of the above on net income (loss) may be summarized as follows:

	2005	2004	2003	2002	2001

Net income (loss) Canadian GAAP	($3,266)	($888)	$228	($1,344)	192

Adjustments decreasing (increasing)
net income (loss):
Amortization of improvement costs	218	6	(2)	(6)	(39)
Pre-opening costs, expensed under US GAAP	(191)	45	(45)	35	(36)
Dividend on paid-in capital that would be
treated as interest under US GAAP	0	(333)	(347)	(330)	(479)

Net (loss) US GAAP as previously stated	(3,239)	(1,170)	(166)	(1,645)	(362)

Restatements decreasing (increasing)
net income (loss):
Gain on exchange of junior notes	0	0	201	0	0
Amortize set up costs of junior notes	0	0	(45)	(45)	(45)
Gain on translation of convertible notes
using period end rate for US GAAP	0	860	1,023	51	(416)

Net income (loss) US GAAP as restated	($3,239)	($310)	$1,013	($1,640)	($823)

(b) Balance sheet items

For Canadian GAAP purposes, the Company uses the proportionate method of consolidation to record its one-third ownership stake in the joint venture Elephant & Castle restaurant in San Francisco, CA. For US GAAP purposes, there is no proportional consolidation of assets or liabilities for such joint ventures. Instead, the value of the Company’s investment is included in other assets.

For Canadian GAAP purposes, pre-opening costs associated with new store openings are amortized over a period of 12 months commencing at date of opening. For US GAAP purposes, such costs are written off in full as they are incurred.

Improvements to leased premises and property under capital leases are being amortized on a straight-line basis over the term of the lease except for locations opened prior to January 1, 1993. Those improvements are being amortized on the straight-line method over the term of the lease plus the first two renewal options. Under US GAAP, amortization of leasehold improvement costs would be restricted to the term of the lease.

For Canadian GAAP purposes, deferred financing costs are recorded as an asset which is then amortized over the life of the associated instrument. Under US GAAP, such costs are offset against long term debt.

For Canadian GAAP purposes, the GEIPPPII Junior Notes were treated as equity, since the debt was convertible into common shares of the Company at the option of the issuer. For US GAAP purposes these amounts were treated as a liability. Accordingly, the dividends associated with these notes were recorded as other paid-in capital for Canadian GAAP purposes, but as interest costs for US GAAP purposes. In addition, when the GEIPPPII Junior Notes were exchanged for preferred shares in December 2004, the associated gain on foreign exchange was recorded as contributed surplus for Canadian GAAP purposes, but as gain on foreign exchange for US GAAP purposes. Also, the set up costs of the GEIPPPII Junior Notes which were recorded as other paid-in capital for Canadian GAAP purposes, were recorded as a debt set-up cost for US GAAP purposes and were accordingly amortized over the term of the debt. Since these notes were a liability for US GAAP purposes, they were consolidated each year at period end rates, rather than historic rates, resulting in a gain or loss on foreign exchange for US GAAP purposes only.

The impact of the above on shareholders equity (deficit) may be summarized as follows:

	2005	2004	2003	2002	2001

Shareholders' equity (deficit) Canadian GAAP	($5,795)	($2,642)	$2,470	$1,908	3,421

Adjustments decreasing (increasing)
shareholders' equity (deficit):
Amortization of improvement costs	(160)	(378)	(384)	(382)	(376)
Pre-opening costs, expensed under US GAAP	(191)	0	(45)	(1)	(36)
GEIPPPII Junior Notes
treated as liability under US GAAP	0	0	(6,524)	(5,267)	(4,964)

Equity (deficit) US GAAP as previously stated	(6,146)	(3,020)	(4,483)	(3,742)	(1,955)

Restatements decreasing (increasing)
shareholders' equity (deficit):
Gain on exchange of junior notes
Amortize set up costs of junior notes	0	0	(135)	(90)	(45)
Gain on translation of convertible notes
using period end rate for US GAAP	0	0	657	(365)	(416)

Equity (deficit) US GAAP as restated	($6,146)	($3,020)	($3,961)	($4,197)	($2,416)

AMENDMENT NO.1 TO FORM 10-K FOR THE FISCAL YEAR ENDED
DECEMBER 26, 2004

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 3

SEC COMMENT:

8.

We note your response to our prior comment 9 in your response letter dated September 23, 2005. You state that within your reconciliation to US GAAP you failed to correctly record one item relating to the foreign exchange translation of your US dollar convertible notes into US dollars, which arises purely out of your previous choice of the Canadian dollar as your reporting currency. You also state that this omission reflects levels of technical complexity which are unusually high for you and which accordingly stretched your resources and expertise in this area. Based on your response to our prior comment 1, 5 and 6 it also appears that your inability and technical expertise in foreign currency translation lead to other restatements within your US GAAP reconciliation, which you have decided to include in an amendment to your Form 10-K for the fiscal year ended December 26, 2004. Also, since you currently have significant Canadian operations, which generate Canadian dollars and your reporting and functional currency is the US dollar, it appears that foreign currency will still have a significant impact on your financial statements. Based on the aforementioned, it is still unclear how you concluded that your disclosure controls and procedures over financial reporting were effective as of December 26, 2004. In this regard, please explain to us in detail, your basis for your conclusion or revise your conclusion accordingly. If you still believe that you have effective controls and procedures over financial reporting, as part of your response and revised disclosure, please explain how you considered our above observations; management facts and circumstances in concluding that the above observations and lack of foreign currency and US GAAP reconciliation technical expertise is not a material weakness; and your plans or actions to remediate your control deficiencies over financial reporting. We may have further comment upon receipt of your response.

ELEPHANT & CASTLE’S RESPONSE:

Whilst we continue to believe that our controls over financial reporting are adequate and appropriate in normal circumstances, and include sufficient resource and expertise to record routine foreign currency transactions under both CDN GAAP and US GAAP, we recognize that our disclosure controls and procedures as of December 26, 2004 were deficient in regard to complex foreign exchange transactions involving changes to reporting currencies as recorded under US GAAP. Accordingly, we have noted this deficiency under Item 9A of our 2005 10-K, together with a description of the remedial steps which the Company has taken or proposes to take. It should also be noted that as a non-accelerated filer, we are currently obliged to comply only with Items 307 and 308 (c) of Regulation S-K. For the avoidance of doubt, however, we are electing to make the following enhanced disclosure:

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer (“CEO”) and the Vice President, Finance and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective as of December 25, 2005 in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be in the Company’s periodic reports filed with the SEC. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company to disclose material information otherwise required to be set forth in our periodic reports.

Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act). The Company’s internal controls over financial reporting is a process designed under the supervision of the CEO and the CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes. We are reporting a control weakness in the Company’s US GAAP reporting of foreign exchange gains and losses related to complex funding transactions. This weakness related specifically to the Company not maintaining sufficient resources in its accounting function to accurately identify, evaluate and report in a timely manner non-routine and complex transactions under US GAAP. Neither did the Company seek independent expert guidance in the proper recording of such transactions. This control weakness led to errors in the Company’s reporting of gains and losses on foreign exchange under US GAAP in its Form 10-K/A for the year ended December 26, 2004. Upon identification of this control weakness, immediate corrective action was taken as follows:

(a)	Where necessary, the Company will retain outside experts to supplement its core knowledge of the differences between US GAAP and Canadian GAAP in relation to complex transactions.

(b)

The Company has enhanced the detail contained in the reporting of its financial results under US GAAP and of the reconciling items between its results under Canadian GAAP and its results under US GAAP to ensure greater clarity in this area.

Changes in Internal Control over Financial Reporting. Other than as noted above, during the fourth quarter of the year ended December 25, 2005, no change in the Company’s internal controls over financial reporting (as such term is defined in Rules 13a-15(f) under the Exchange Act) occurred that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The assessment report of management due in respect of this item is not required of non-accelerated filers prior to fiscal years ending on or after July 15, 2007.

Quarterly Report on Form 10-Q for the Quarter ended September 25, 2005
Note 7. Differences between Canadian GAAP and US GAAAP

SEC COMMENT:

9.	We note that impairment of long-lived assets have not been included as a component of income from restaurant operations for Canadian GAAP purposes.

Please note that under US GAAP, impairments of long-lived assets should be included as a component of income (loss) from operations in accordance with paragraph 25 and 45 of SFAS No. 144. Please revise note 7 to discuss and quantify the impact of this classification difference from US GAAP in future filings.

ELEPHANT & CASTLE’S RESPONSE:

The Company’s 2005 Form 10-K includes impairment of long-lived assets as a component of income from restaurant operations for both CDN GAAP and US GAAP, so a reconciling item is no longer required.

OTHER

SEC COMMENT:

10.	Please file an amended report on Form 10-K which addresses all of our prior comments and the additional comments noted above as soon as possible.

ELEPHANT & CASTLE’S RESPONSE:

In accordance with our conversation with Mr. Jeff Jamarillo on March 23, 2006, the Company has incorporated all of the agreed changes and enhancements in its 2005 Form 10-K, rather than file a further amendment to the 2004 Form 10-K, including the disclosures required by paragraph 37 of APB No. 20 where previously reported figures are being restated.

The Company welcomes the opportunity to discuss the foregoing points further and to clarify any open questions you may have at your convenience. Our Chief Financial Officer, Roger Sexton, can be reached at 604-684-6451, extension 229.

Sincerely,

Rick Bryant
President and Chief Executive Office
Elephant & Castle Group Inc.